Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

			Successor				Predecessor
	Three Months Ended March 31, 2014(b)	Three Months Ended March 31, 2013(b)	Year Ended December 31, 2013(b)	Year Ended December 31, 2012(b)	Year Ended December 31, 2011(b)	Period From October 1, 2010 Through December 31, 2010(b)	Period From July 1, 2010 Through September 30, 2010	Year Ended June 30,
								2010 (c)	2009 (c)
Computation of Earnings:
Income (loss) before income taxes	$222.1	$169.7	$882.8	$744.2	$621.8	$129.2	$90.6	$353.4	$(0.2)

Fixed charges	309.4	87.8	723.8	319.0	275.2	64.7	90.3	459.6	686.7

	$531.5	$257.5	$1,606.6	$1,063.2	$897.0	$193.9	$180.9	$813.0	$686.5

Computation of Fixed Charges:
Fixed charges: (a)

Interest expense	$307.2	$86.8	$716.9	$314.8	$271.1	$63.8	$89.4	$455.3	$681.5

Implicit interest in rent	2.2	1.0	6.9	4.2	4.0	0.9	0.9	4.3	5.2

	$309.4	$87.8	$723.8	$319.0	$275.1	$64.7	$90.3	$459.6	$686.7

Ratio of Earnings to Fixed Charges	1.7X	2.9X	2.2X	3.3X	3.3X	3.0X	2.0X	1.8X	(d	)

(a)	For purposes of such computation, the term “fixed charges” represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.
(b)	For the three months ended March 31, 2014 and 2013, interest expense excludes $(7.5) million and $4.5 million, respectively, of purchase accounting adjustment amortization. For fiscal 2013, 2012 and 2011 and for the three months ended December 31, 2010 interest expense excludes $4.4 million, $31.5 million, $67.0 million and $27.1 million, respectively, of purchase accounting adjustment amortization.
(c)	For the years ended June 30, 2010 and 2009, interest expense excludes $2.0 million and $45.1 million, respectively, of non-cash amortization of warrant costs.
(d)	The amount of the coverage deficiency for the year ended June 30, 2009 was approximately $0.2 million.